SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of SEPTEMBER, 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)





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   INDOSAT BOND I, INDOSAT BOND II AND INDOSAT SYARIAH
             MUDHARABAH BONDHOLDERS ENDORSE
             INDOSAT TRANSFORMATION PROGRAM

Jakarta, 16 September 2003.  PT Indonesian Satellite
Corporation Tbk. (Indosat or The Company) today obtained the approval from the Bondholders of Indosat Bond I Year
2001 and Indosat Bond II Year 2002 for the amendment of trustee agreement to support the implementation of Indosats Transformation Program.

The Indosat Bond I Year 2001 and Indosat Bond II Year 2002
Bond Holders Meeting (Bondholders Meeting) held today has approved with approved the meeting resolutions namely by amending the existing trustee agreement, such as, among others, approvalrelating to on ing Indosats
Ttransformation Pprogram which will involveincludes the merger of Satelindo &and IM3 and Bimagraha into Indosat and approved the provision of a corporate guarantee by (i)
Satelindo to Indosat & IM3 and by (ii) IM3 to Indosat for its long term obligation until the cross guarantee among Indosat, Satelindo, and IM3 for their respective long term obligations the merger becomes effective. The Bondholders
Meeting also approved the changes in the financial covenants by allowing the replacement of the Current Ratio by a maximum The Debt plus Procurement Payable to EBITDA ratio of 3.5 : 1.

The abovementioned approval, other than the approval for the merger plan, will be incorporated into an addendum to the trustee agreement. The bondholders approved plan to merge Satelindo, Bimagraha and IM3 into Indosat by waiving the relevant clause on such as stipulated in the trustee agreement.


Previously, on 15 September 2003, the Indosat Syariah
Mudharabah Bondholders Meeting unanimously approved the same resolutions as well as the change in the revenue sharing (Nisbah) scheme from a scheme based on Satelindos satellite revenues into Indosats satellite consolidated revenues. Indosat Bond I which was issued in 2001, and Indosat Bond II and Indosat Syariah Mudharabah Bond which were issued in 2002, have face values of Rp 1.0 trillion, Rp 1.075 trillion and Rp 175 billion respectively.

We can report that Transformation Program is progressing according to plan. At this stage, we have obtained approval from the bondholders of Indosat Bond I, Indosat
Bond II and Indosat Syariah mudharabah Bond for the planned merger of Satelindo and IM3 into Indosat, said
Widya Purnama, President Director of Indosat. We thank all parties involved for their kind support to our program and expect that the legar merger can be finalized before the end of 2003, continued Widya.

Indosat is a leading telecommunication and information provider in Indonesia providing : cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). In the first quarter 2003, cellular business contributed 57.5% of Companys operating revenues, IDD (25.4%) and MIDI & others (17.1%).
Indosats shares are listed in the Jakarta and Surabaya
Stock Exchanges (JSX:ISAT) and its American Depository
Shares are listed in the New York Stock  Exchange
(NYSE:IIT).

For Further Information Please Contact :

Corporate Communications Division
Telp : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com

PT AAA Sekuritas
Amiruddin
Telp : 62-21-5152640
Fax  : 62-21-5152266

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: September 24, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President